July 14, 2006

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Hartz:

This letter is in response to your comment letter dated June 29, 2006 on the Form 10-K for Furniture Brands International, Inc. (the Company) for the fiscal year ended December 31, 2005.

We would like to take this opportunity to explain how the issues you raised were addressed in these filings. For ease of reference, your comments have been repeated below.

Form 10-K

Form 10-K for the fiscal year ended December 31, 2005

General

1.     COMMENT - We have reviewed your response to our prior comment one in our letter dated June 15, 2006. We note that each of your brands is an operating segment as defined by paragraph 10 of FAS 131 and that you believe aggregation of these operating segments into one reportable segment is appropriate. Aggregation of operating segments is allowable if the segments meet all of the factors outlined in paragraph 17 of FAS 131, including economic characteristics. Various disclosures that you have made in your Form 10-K and recent press releases caused us to question whether the economic characteristics of your operating segments were, in fact, similar. However, you, as management, are in the best position to determine whether your operating segments exhibit similar long-term economic characteristics. We assume that you will regularly monitor each of the factors outlined in paragraph 17 of FAS 131, including economic characteristics, in determining whether aggregation of your operating segments continues to be appropriate. In addition, we encourage you to continue to make specific disclosures in your periodic filings and press releases regarding the economic impact of each of your brands on your financial results. Please confirm to us your intentions in this matter.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission

RESPONSE - We will continue to regularly review the economic characteristics of the operating brands to determine that aggregation is appropriate based upon the guidelines of paragraph 17 of SFAS No. 131. In addition, we will continue to make specific disclosures in our periodic filings and press releases regarding the economic impact of each of our Brands on our financial results when warranted.

Sincerely,

/s/ Steven W. Alstadt

Steven W. Alstadt
Controller and Chief Accounting Officer

cc:	Ms. Denise L. Ramos - Furniture Brands International, Inc.
Mr. Jerry L. Lybarger - Furniture Brands International, Inc.
Mr. Bryan Bell - KPMG LLP